Item 77I - 	Deutsche Core Plus Income Fund (a
series of Deutsche Portfolio Trust)
Class T shares for Deutsche Core Plus Income Fund became effective on March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of September 19, 2017, Class T shares were not available for purchase for Deutsche Core Plus Income
Fund.